Exhibit 99.2

VOTE BY INTERNET
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VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON
If you would like to vote in person, please attend the Extraordinary General Meeting to be held at 10 P.M., Hong Kong Time, on October 29, 2026, at Room 2912, 29/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong Kowloon, Hong Kong.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS – PING AN BIOMEDICAL CO., LTD.

▼ DETACH CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS VOTING "FOR" ALL LISTED PROPOSALS.

	FOR	AGAINST	ABSTAIN
1.TO RESOLVE as an ordinary resolution to ratify the share consolidation with a ratio of forty (40)-for-one (1) (the “Share Consolidation”) such that (i) every forty (40) issued and unissued class A ordinary shares of par value US$0.0000625 each, in authorized share capital of the Company be consolidated into one class A ordinary share of par value US$0.0025 each, and (ii) every forty (40) issued and unissued class B ordinary shares of par value US$0.0000625 each, in authorized share capital of the Company be consolidated into one class B ordinary share of par value US$0.0025 each, taking effect on 23 October 2026 (the “Effective Date”) and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, as a result of which, the authorized share capital of the Company shall be changed from US$312,500 divided into 4,900,000,000 class A ordinary shares of a par value US$0.0000625 each and 100,000,000 class B ordinary shares of a par value US$0.0000625 each, to US$312,500 divided into 122,500,000 class A ordinary shares of a par value US$0.0025 each and 2,500,000 class B ordinary shares of a par value US$0.0025 each, which was previously adopted by a unanimous written resolution of the board of directors of the Company (the “Board”) passed on 6 August, 2026 as authorized by an ordinary resolution passed at the previous annual general meeting held on 18 March, 2026 (the “Ratification of the Share Consolidation”).	☐	☐	☐
2. TO RESOLVE as a special resolution, subject to approval by the shareholders of Proposal One, to ratify the adoption of the third amended and restated memorandum and articles of association of the Company in the form attached as Exhibit 99.3 (the “Third Amended and Restated M&A”) to reflect the Share Consolidation taking effect on the Effective Date, which was previously adopted by a unanimous written resolution of the Board passed on 6 August, 2026 as authorized by a special resolution passed at the previous annual general meeting held on 18 March, 2026 (the “Adoption of the Third Amended and Restated M&A”).	☐	☐	☐
3. TO RESOLVE as an ordinary resolution, subject to the Adoption of the Third Amended and Restated M&A being effected, that authorized share capital of the Company be increased (the “Increase of Share Capital”): FROM: US$312,500 divided into 122,500,000 class A ordinary shares of a par value US$0.0025 each and 2,500,000 class B ordinary shares of a par value US$0.0025 each. TO: US$12,500,000 divided into 4,900,000,000 class A ordinary shares of a par value US$0.0025 each and 100,000,000 class B ordinary shares of a par value US$0.0025 each. by the creation of 4,777,500,000 authorized and unissued class A ordinary shares of a par value of US$0.0025 each and 97,500,000 class B ordinary shares of a par value US$0.0025 each.	☐	☐	☐
4. TO RESOLVE as an ordinary resolution, subject to the Increase of Share Capital being effected, to adopt the fourth amended and restated memorandum and articles of association, in the form attached as Exhibit 99.4, in substitution for, and to the exclusion of, the Third Amended and Restated M&A (the “Adoption of the Fourth Amended and Restated M&A”).	☐	☐	☐
5. TO RESOLVE as an ordinary resolution to approve the Company’s share capital (whether issued or unissued) to be consolidated at an applicable ratio pursuant to the terms and conditions set out in the Proxy Statement.	☐	☐	☐
6. TO RESOLVE a special resolution, subject to approval by the shareholders of Proposal Five, and entirely conditional upon the effectiveness of the Further Share Consolidation, the Company adopt an amended and restated memorandum and articles of association in substitution for and to the exclusion of, the memorandum and articles of association of the Company in effect immediately prior to the effectiveness of such Further Share Consolidation, to solely reflect such Further Share Consolidation (the “Adoption of New M&A upon the Further Share Consolidation”).	☐	☐	☐
7. TO RESOLVE as an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the Meeting, (a) any one or more of directors of the Company shall be authorized to do all such acts and things and execute all such documents, which are ancillary to the Ratification of the Share Consolidation, the Adoption of the Third Amended and Restated M&A, the Increase of Share Capital, the Adoption of the Fourth Amended and Restated M&A, the Further Share Consolidation, the Adoption of New M&A upon the Further Share Consolidation, and other proposals under the foregoing proposals, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing proposals; (b) the registered office service provider of the Company shall be authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing proposals; and (c) the Company’s share registrar and/or transfer agent shall be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (from (a) to (c), the “General Authorization”, together with the Ratification of the Share Consolidation, the Adoption of the Third Amended and Restated M&A, the Increase of Share Capital, the Adoption of the Fourth Amended and Restated M&A, the Further Share Consolidation, and the Adoption of New M&A upon the Further Share Consolidation, the “Proposals”).	☐	☐	☐

Note: Please view the Notice and Proxy Statement for the full proposal language.

(TO BE SIGNED ON REVERSE SIDE)

PING AN BIOMEDICAL CO., LTD. Extraordinary General Meeting October 29, 2026 10:00 p.m. Hong Kong Time DETACH CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS I/We, (Name) of (Address) being the registered holder(s) of Ping An Biomedical Co., Ltd. (the “Company”), hereby appoint the Chairman of the Extraordinaary General Meeting or of as my/our proxy to attend and act for me/us at the Extraordinary General Meeting and at any adjournment(s) thereof, to vote for me/us as indicated below or on any resolution or motion which is proposed thereat, or if no such indication is given, as my/our proxy thinks fit. If any proxy other than the Chairman is preferred, strike out the words “the Chairman of the Extraordinary General Meeting or” and insert the name and address of the proxy desired in the space provided. A member who is the holder of two or more shares may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN.” Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. Your proxy will also be entitled to vote at his or her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting. YOUR VOTE IS IMPORTANT. YOU MAY VOTE VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS PROVIDED ON YOUR PROXY CARD, BY COMPLETING, SIGNING, AND RETURNING THE ENCLOSED PROXY CARD BY MAIL, OR BY VOTING IN PERSON AT THE EXTRAORDINARY GENERAL MEETING. VOTING NOW WILL NOT PREVENT YOU FROM VOTING YOUR SHARES IN PERSON IF YOU CHOOSE TO ATTEND THE MEETING. PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE Date Signature Signature, if held jointly Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00